Exhibit 99.1

Jianpu Technology Inc. Reports Third Quarter 2018 Unaudited Financial Results

Beijing, November 19, 2018 /PRNewswire/ — Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Operational and Financial Highlights:

•                  Credit card volume1 was approximately 2.0 million in the third quarter of 2018, representing an increase of approximately 81.8% from the same period of 2017. The average fee per credit card increased by 47.7% to RMB103.59 (US$15.08) in the third quarter of 2018 from RMB70.13 in the third quarter of 2017. As a result, revenues for credit cards1 in the third quarter of 2018 increased by 175% to RMB204.9 million (US$29.8 million) from RMB74.5 million in the same period of 2017.

•                  Gross margin was 89.3% in the third quarter of 2018, compared with 87.9% in the second quarter of 2018.

•                  Sales and marketing expenses (excluding share-based compensation) as a percentage of revenues was approximately 76.3% in the third quarter of 2018, compared with approximately 82.9% in the same period of 2017 and approximately 85.1% in the previous quarter.

•                  Non-GAAP adjusted net loss2 was RMB19.8 million (US$2.9 million) in the third quarter of 2018, improved from adjusted net loss of RMB28.5 million in the second quarter of 2018. Non-GAAP adjusted net margin2 improved to -4.5% from -5.8% in the second quarter of 2018.

•                  Net loss was RMB53.5 million (US$7.8 million) in the third quarter of 2018, improved from net loss of RMB61.1 million in the second quarter of 2018. Net loss margin was -12.1% in the third quarter of 2018 compared with -12.5% in the second quarter of 2018.

First Nine Months 2018 Operational and Financial Highlights:

•                  Credit card volume1 was approximately 5.1 million in the first nine months of 2018, representing an increase of approximately 155% from the same period of 2017. The average fee per credit card increased by 40.2% to RMB99.79 (US$14.53) in the first nine months of 2018 from RMB71.19 in the same period of 2017. As a result, revenues for credit cards1 for the first nine months of 2018 increased by 268% to RMB510.4 million (US$74.3 million) from RMB138.8 million in the same period of 2017.

1 Credit card volume, which is the measure of the number of credit cards the company generates revenues from during the period presented, including for both recommendation services and advertising and marketing services; Revenues for credit cards represent revenues generated from both recommendation services and advertising and marketing services for credit cards during the period presented;

2 Non-GAAP adjusted net margin equals non-GAAP adjusted net loss divided by total revenue. Non-GAAP adjusted net loss represents net loss before share-based compensation expenses. There is no income tax impact of the non-GAAP adjustment of share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details for non-GAAP adjusted net loss.

•                  Gross profit increased by 43.1% to RMB1,114.0 million (US$162.2 million) in the first nine months of 2018 from RMB778.6 million in the same period of 2017.

•                  Sales and marketing expenses (excluding share-based compensation) as a percentage of revenues was approximately 79.9% in first nine months of 2018, compared with approximately 84.5% in the same period of 2017.

•                  Non-GAAP adjusted net loss was RMB68.1 million (US$9.9 million) in the first nine months of 2018, compared with adjusted net loss of RMB64.1 million in the same period of 2017. Non-GAAP adjusted net margin improved to -5.4% from -7.4% in the same period of 2017.

•                  Net loss was RMB171.7 million (US$25.0 million) in the first nine months of 2018, compared with net loss of RMB65.7 million in the same period of 2017. Net loss margin was -13.5% in the first nine months of 2018 compared with -7.6% in the same period of 2017.

Selected Operational Metrics

	For the three months ended September 30,			For the nine months ended September 30,
(In millions except for per price data)	2018	2017	Change	2018	2017	Change
	RMB	RMB	%	RMB	RMB	%
Credit card volume[1]	2.0	1.1	81.8%	5.1	2.0	155%
The average fee per credit card	103.59	70.13	47.7%	99.79	71.19	40.2%
Number of loan applications	13.3	28.2	(52.8)%	46.6	57.3	(18.7)%
The average fee per loan application	14.50	13.36	8.5%	13.85	12.04	15.0%

Mr. David Ye, Chairman and Chief Executive Officer of Jianpu, commented, “During the third quarter, we kept our focus on capturing market dynamics through our uniquely technology-driven and diversified platform, while improving our operating efficiencies by adding and strengthening FSPs portfolio and enhancing user engagement. We maintained robust momentum in our credit card business this quarter posting a 175% year-over-year increase in revenue, and we also exhibited strong growth in our big data and risk management business which achieved a 180% year-over-year revenue increase. Also, we are delighted with the healthy ROI improvement for the quarter, as we have opted for more balanced strategy between growth and efficiency and benefiting from the traffic growth driven by social media and partner initiatives.”

“Despite weak sentiment on the macro economy and continued credit tightening in the quarter, we have observed a subsequent recovery in September and coming into the fourth quarter. We are confident that we are in a position to further benefit from stronger consumer and SME demand and growth at FSPs side as the operating environment further improves,” concluded Mr. Ye.

“We are pleased to report that Jianpu delivered respectable financial and operational results for the third quarter of 2018 despite of macro slowdown,” said Oscar Chen, Chief Financial Officer of Jianpu. “Total revenues for the third quarter of 2018 reached RMB443.7 million (US$64.6 million), exceeding our previous guidance by 7%. In addition, we further reduced our adjusted net loss margin to -4.5% from -5.8% in the last quarter, which is largely attributable to the improvement of operating efficiencies. Looking ahead, we maintain our utmost confidence in our business strategy, strong fundamentals and long-term prospects, as well as our commitment to maximize shareholder value.”

Third Quarter 2018 Financial Results

Total revenues for the third quarter of 2018 decreased by 5.1% to RMB443.7 million (US$64.6 million) from RMB467.7 million in the same period of 2017.

Total revenues from recommendation services decreased by 14.0% to RMB376.9 million (US$54.9 million) in the third quarter of 2018 from RMB438.4 million in the same period of 2017.

Revenues from recommendation services for credit cards increased by 197% to RMB183.5 million (US$26.7 million) in the third quarter of 2018 from RMB61.8 million in the third quarter of 2017, due to the increase in both credit card volume and average fee per credit card. Despite the slowdown of lending activities experienced in the third quarter of 2018, the consumer demand towards credit cards remained strong. Credit card volume for recommendation services3 in third quarter of 2018 was approximately 1.7 million, representing an increase of approximately 143% from the same period of 2017. The average fee per credit card for recommendation services increased to RMB106.10 (US$15.45) in the third quarter of 2018 from RMB90.40 in the same period of 2017.

Revenues from recommendation services for loans decreased by 48.7% to RMB193.3 million (US$28.2 million) in the third quarter of 2018 from RMB376.6 million in the same period of 2017, primarily due to the credit and liquidity tightening across the board in the third quarter resulting in a decrease in the number of loan applications on the Company’s platform, partially offset by the increase in the average fee per loan application. The number of loan applications on the Company’s platform was approximately 13.3 million in the third quarter of 2018, representing a decrease of approximately 52.8% from the same period of 2017. The average fee per loan application increased to RMB14.50 (US$2.11) in the third quarter of 2018 from RMB13.36 in the third quarter of 2017.

Revenues from advertising and marketing services and other services increased by 128% to RMB66.9 million (US$9.7 million) in the third quarter of 2018 from RMB29.3 million in the same period of 2017, primarily due to an increase in revenues from big data and risk management solutions as well as an increase in the advertising services provided to credit card issuers.

Cost of revenues increased by 13.4% to RMB47.4 million (US$6.9 million) in the third quarter of 2018 from RMB41.8 million in the same period of 2017. The increase was primarily due to the increase in direct costs relating to advertising and marketing services revenue and consistent with the increase of the revenue from advertising services.

3 Credit card volume for recommendation services is the credit card volume as referred to in the preceding note 2 minus the credit card volume for advertising and marketing services; Revenues from recommendation services for credit cards is revenues from credit cards as referred to in the preceding note 2 minus revenues from advertising and marketing services for credit cards.

Gross profit decreased by 6.9% to RMB396.4 million (US$57.7 million) in the third quarter of 2018 from RMB426.0 million in the same period of 2017. The decrease was primarily attributable to decrease in revenue. Gross margin was 89.3% in the third quarter of 2018.

Sales and marketing expenses decreased by 12.1% to RMB341.0 million (US$49.6 million) in the third quarter of 2018 from RMB387.8 million in the same period of 2017. The decrease was mainly due to the improvement on ROI particularly on the traffic acquisition front, and, to a lesser extent, the decrease of revenues from recommendation services.

Research and development expenses increased by 81.9% to RMB63.5 million (US$9.2 million) in the third quarter of 2018 from RMB34.9 million in the same period of 2017, primarily due to the increase in payroll costs and share-based compensation mainly related to the hiring of new R&D staff to further enhance our technology capabilities in terms of big data, machine learning and artificial intelligence.

General and administrative expenses increased by 221% to RMB48.4 million (US$7.0 million) in the third quarter of 2018 from RMB15.1 million in the same period of 2017. The increase was primarily due to recognition of share-based compensation, including the impact of the options granted prior to the IPO with a performance target contingent upon the IPO and the options granted after the IPO, as well as increase in payroll costs.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in the third quarter 2018 were RMB33.7 million (US$4.9 million) in total.

Income tax benefits were RMB0.4 million (US$0.1 million) in the third quarter of 2018, compared with income tax expenses of RMB4.7 million in the same period of 2017. Contributed by the change of the cost and expenses structure, the annualized tax rate for 2018 was decreased.

Net loss was RMB53.5 million (US$7.8 million) in the third quarter of 2018 from RMB16.7 million in the same period of 2017. Net loss margin was -12.1% in the third quarter of 2018 compared with -3.6% in the same period of 2017. The increase was primarily due to the increase in share-based compensation expenses.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses from net loss, was RMB19.8 million (US$2.9 million) in the third quarter of 2018, compared with RMB16.3 million in the same period of 2017.

Non-GAAP adjusted EBITDA4, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax expenses or benefits from net loss, for the third quarter of 2018 was a loss of RMB12.6 million (US$1.8 million), compared with a loss of RMB9.9 million in the same period of 2017.

As of September 30, 2018, the Company had cash and cash equivalents, restricted time deposits and short-term investment of RMB1,378.6 million (US$200.7 million), and working capital of approximately RMB1,453.4 million (US$211.6 million). Compared to as of June 30, 2018, cash and cash equivalents, restricted time deposits and short-term investment decreased by RMB75.5 million (US$11.0 million), which was attributable to net cash used in operating activities.

First Nine Months 2018 Financial Results

Total revenues for the first nine months of 2018 increased by 47.5% to RMB1,269.7 million (US$184.9 million) from RMB861.1 million for the same period of 2017, primarily due to increase in revenues both from recommendation services for credit cards and advertising and marketing services and other services.

Total revenues from recommendation services increased by 38.3% to RMB1,107.1 million (US$161.2 million) in the first nine months of 2018 from RMB800.5 million in the same period of 2017.

Revenues from recommendation services for credit cards increased by 319% to RMB461.8 million (US$67.2 million) in the first nine months of 2018 from RMB110.3 million in the first nine months of 2017, due to an increase in the credit card volume and average fee per credit card3 in the first nine months of 2018 was approximately 4.6 million, representing an increase of approximately 254% from the same period of 2017. The average fee per credit card for recommendation services increased to RMB101.31 (US$14.75) in the first nine months of 2018 from RMB82.81 in the first nine months of 2017.

Revenues from recommendation services for loans decreased by 6.5% to RMB645.3 million (US$94.0 million) in the first nine months of 2018 from RMB690.1 million in the first nine months of 2017, primarily due to the decrease in the number of loan applications on the Company’s platform and partially offset by increase in the average fee per loan application. The number of loan applications on the Company’s platform was approximately 46.6 million in the first nine months of 2018, representing a decrease of approximately 18.7% from the same period of 2017, mainly attributable to the slow-down in lending activities due to credit and liquidity tightening in the third quarter of 2018. The average fee per loan application increased to RMB13.85 (US$2.02) in the first nine months of 2018 from RMB12.04 in the same period of 2017.

4 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Revenues from advertising and marketing services and other services increased by 168% to RMB162.6 million (US$23.7 million) in the first nine months of 2018 from RMB60.7 million in the same period of 2017, primarily due to an increase in revenues from big data and risk management solutions, as well as an increase in the advertising services provided to credit card issuers.

Cost of revenues increased by 88.6% to RMB155.8 million (US$22.7 million) in the first nine months of 2018 from RMB82.6 million in the same period of 2017. The increase was primarily attributable to the increase in direct costs relating to advertising and marketing services revenue, bandwidth and server hosting costs, depreciation and online payment processing fees.

Gross profit increased by 43.1% to RMB1,114.0 million (US$162.2 million) in the first nine months of 2018 from RMB778.6 million in the same period of 2017. The increase was primarily attributable to continuing growth in total revenue.

Sales and marketing expenses increased by 40.3% to RMB1,020.9 million (US$148.7 million) in the first nine months of 2018 from RMB727.9 million in the same period of 2017. The increase was mainly due to growth in advertising spending for business development and payroll related costs.

Research and development expenses increased by 100% to RMB159.6 million (US$23.2 million) in the first nine months of 2018 from RMB79.7 million in the same period of 2017, primarily due to the increase in payroll costs and share based-compensation mainly related to the hiring of new R&D staff to further enhance our technology capabilities in terms of big data, machine learning and artificial intelligence.

General and administrative expenses increased by 383% to RMB129.0 million (US$18.8 million) in the first nine months of 2018 from RMB26.7 million in the same period of 2017.  The increase was primarily due to recognition of share-based compensation, including the impact of the options granted prior to the IPO with a performance target contingent upon the IPO and the options granted after the IPO, as well as increase in payroll costs.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in the first nine months of 2018 were RMB103.6 million (US$15.1 million) in total.

Income tax benefits were RMB11.7 million (US$1.7 million) in the first nine months of 2018, compared with the income tax expenses of RMB9.8 million in the same period of 2017. Contributed by the change of the cost and expenses structure, the annualized tax rate for 2018 was decreased.

Net loss increased by 161% to RMB171.7 million (US$25.0 million) in the first nine months of 2018 from RMB65.7 million in the same period of 2017. Net margin was -13.5% in the first nine months of 2018 compared with -7.6% in the same period of 2017. The increase was primarily due to the increase in share-based compensation expenses.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses from net loss, increased by 6.2% to RMB68.1 million (US$9.9million) in the first nine months of 2018 from RMB64.1 million in the same period of 2017. Non-GAAP adjusted net margin improved to -5.4% from -7.4% in the same period of 2017.

Non-GAAP adjusted EBITDA, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax expenses or benefits from net loss, for the first nine months of 2018 was a loss of RMB67.5 million (US$9.8 million), compared with a loss of RMB50.7 million in the same period of 2017.

Compared to as of December 31, 2017, cash and cash equivalents, restricted time deposits and short-term investment decreased by RMB165.2 million (US$24.0 million), which was attributable to net cash used in both operating activities and investing activities.

Share Repurchase Program

On August 24, 2018, the Company announced that its board of directors had approved a share repurchase program to repurchase its own Class A ordinary share in the form of American depositary shares (“ADSs”) with an aggregate value of up to US$20 million during the next twelve-month period. As of November 16, 2018, the Company had repurchased approximately 4.9 million US dollar of shares under this program, and we will continue our repurchase efforts during the next three quarters.

Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook, which reflects the Company’s current and preliminary view, which is subject to change.

Fourth Quarter 2018

Based on the Company’s current estimates, total revenues for the fourth quarter of 2018 are expected to be approximately RMB680 million, representing an increase of approximately 16.3% on a year-over-year basis.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 19, 2018 (9:00 PM Beijing/Hong Kong Time on November 19, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 26, 2018, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10126149

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The company use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that we include in loss from operations and net loss. The Company believes that adjusted EBITDA and adjusted net loss provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as indicators of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization.

Adjusted net loss represents net loss before share-based compensation expenses.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the rate in effect as of September 28, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6202

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of September 30,
(In thousands except for number of shares and per share data)	2017	2018	2018
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,543,811	1,201,807	174,986
Restricted time deposits	—	119,698	17,428
Short-term investment	—	57,137	8,319
Accounts receivable, net (including amounts billed through RONG360 of RMB141,190 and RMB168,794 as of December 31, 2017 and September 30, 2018, respectively)	182,090	349,908	50,948
Prepayments and other current assets	161,027	169,048	24,614
Total current assets	1,886,928	1,897,598	276,295

Non-current assets:
Property, equipment and software, net	18,966	37,419	5,448
Intangible assets, net	—	116,876	17,017
Goodwill	—	147,296	21,447
Other non-current assets	7,621	17,614	2,564
Total non-current assets	26,587	319,205	46,476
Total assets	1,913,515	2,216,803	322,771

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	100,000	14,560
Accounts payable	177,373	130,555	19,009
Advances from customers	71,538	94,519	13,762
Tax payable	17,876	7,178	1,045
Amount due to related party	35,427	18,629	2,712
Accrued expenses and other current liabilities	72,839	93,280	13,582
Total current liabilities	375,053	444,161	64,670

Non-current liabilities:
Deferred tax liabilities	—	17,531	2,553
Other non-current liabilities	—	22,212	3,234
Total non-current liabilities	—	39,743	5,787
Total liabilities	375,053	483,904	70,457

Shareholders’ equity:
Ordinary shares :US$0.0001 par value, 1,500,000,000 shares authorized, 414,291,350 shares (including 68,750,000 Class A ordinary shares, 345,541,350 Class B ordinary shares) issued and outstanding as of December 31, 2017, and 428,063,797 shares(including 325,592,002 Class A ordinary shares and 102,471,795 Class B ordinary shares) issued and 420,043,629 shares (including 317,571,834 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of September 30, 2018, respectively	275	284	41
Treasury stock, at cost (Nil and 8,020,168 shares held as of December 31, 2017 and September 30, 2018, respectively)	—	(3,372)	(491)
Additional paid in capital	1,734,067	1,932,063	281,314
Accumulated losses	(174,710)	(348,685)	(50,770)
Other comprehensive (loss)/income	(21,170)	39,460	5,745
Total Jianpu’s shareholders’ equity	1,538,462	1,619,750	235,839
Noncontrolling interests	—	113,149	16,475
Total shareholders’ equity	1,538,462	1,732,899	252,314
Total liabilities and shareholders’ equity	1,913,515	2,216,803	322,771

Jianpu Technology Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(In thousands except for number of	For the three months ended September 30,			For the nine months ended September 30,
shares and per share data)	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Recommendation services:
Loans[a]	376,631	193,337	28,150	690,139	645,326	93,961
Credit cards	61,785	183,517	26,721	110,338	461,808	67,241
Total recommendation services	438,416	376,854	54,871	800,477	1,107,134	161,202
Advertising, marketing and other services[b]	29,325	66,864	9,736	60,652	162,608	23,676
Total revenues	467,741	443,718	64,607	861,129	1,269,742	184,878
Cost of revenues	(41,787)	(47,364)	(6,896)	(82,574)	(155,772)	(22,681)
Gross profit	425,954	396,354	57,711	778,555	1,113,970	162,197
Operating expenses:
Sales and marketing[c]	(387,837)	(340,961)	(49,645)	(727,871)	(1,020,945)	(148,652)
Research and development	(34,857)	(63,523)	(9,249)	(79,659)	(159,563)	(23,233)
General and administrative	(15,079)	(48,381)	(7,044)	(26,731)	(128,956)	(18,776)
Loss from operations	(11,819)	(56,511)	(8,227)	(55,706)	(195,494)	(28,464)
Net interest income	—	1,081	157	—	3,747	546
Others, net	(110)	1,467	214	(169)	8,391	1,222
Loss before income tax	(11,929)	(53,963)	(7,856)	(55,875)	(183,356)	(26,696)
Income tax (expenses) / benefits	(4,741)	424	62	(9,838)	11,667	1,699
Net loss	(16,670)	(53,539)	(7,794)	(65,713)	(171,689)	(24,997)
Net income attributable to noncontrolling interests	—	1,570	229	—	2,286	333
Net loss attributable to Jianpu’s shareholders	(16,670)	(55,109)	(8,023)	(65,713)	(173,975)	(25,330)
Other comprehensive income, net
Foreign currency translation adjustments	—	50,151	7,302	—	61,393	8,939
Total other comprehensive income	—	50,151	7,302	—	61,393	8,939
Total comprehensive loss	(16,670)	(3,388)	(492)	(65,713)	(110,296)	(16,058)
Total comprehensive income attributable to noncontrolling interests	—	1,994	290	—	3,050	444
Total comprehensive loss attributable to Jianpu’s shareholders	(16,670)	(5,382)	(782)	(65,713)	(113,346)	(16,502)

a Including revenues from related party of RMB22.8 million and RMB25.0 million for the three months ended September 30, 2018 and 2017, respectively. RMB86.5 million and RMB88.3 million for the nine months ended September 30, 2018 and 2017, respectively.

b  Including revenues from related party of RMB4.4 million and nil for the three months ended September 30, 2018 and 2017, respectively. RMB10.7 million and nil for the nine months ended September 30, 2018 and 2017, respectively.

c  Including expenses from related party of RMB18.7 million and nil for the three months ended September 30, 2018 and 2017, respectively. RMB18.7 million and nil for the nine months ended September 30, 2018 and 2017, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands except for number of	For the three months ended September 30,			For the nine months ended September 30,
shares and per share data)	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(0.05)	(0.13)	(0.02)	(0.19)	(0.42)	(0.06)
Net loss per ADS attributable to Jianpu’s shareholders
Basic and diluted	(0.13)	(0.33)	(0.05)	(0.48)	(1.05)	(0.15)
Weighted average number of shares
Basic and diluted	345,541,350	420,058,949	420,058,949	345,541,350	417,165,368	417,165,368

Net loss	(16,670)	(53,539)	(7,794)	(65,713)	(171,689)	(24,997)
Add: Share-based compensation expenses	416	33,735	4,912	1,608	103,593	15,083
Non-GAAP adjusted net loss	(16,254)	(19,804)	(2,882)	(64,105)	(68,096)	(9,914)
Add: Depreciation and amortization	1,635	8,669	1,262	3,600	16,059	2,338
Net interest income	—	(1,081)	(157)	—	(3,747)	(546)
Income tax expenses/(benefits)	4,741	(424)	(62)	9,838	(11,667)	(1,699)
Non-GAAP adjusted EBITDA[4]	(9,878)	(12,640)	(1,839)	(50,667)	(67,451)	(9,821)